SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-2-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 2)(1)

Kitty Hawk, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

498326208

(CUSIP Number)

Bryant R. Riley

Riley Investment Management LLC

11100 Santa Monica Blvd.

Suite 810

Los Angeles, CA 90025

(310) 966-1445

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 2, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

———————

 (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 498326208	13D	Page 2

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Riley Investment Partners Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	7	SOLE VOTING POWER 9,018,063(1)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING	9	SOLE DISPOSITIVE POWER 9,018,063(1)
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,018,063(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.3%(2)
14	TYPE OF REPORTING PERSON* PN

———————

(1) Includes warrants to purchase 426,829 shares of common stock (“Common Stock”) of Kitty Hawk, Inc. (the “Issuer”) and 1,822,158 shares of common stock underlying 1,750 shares of Series B Convertible Preferred Stock of the Issuer (“Series B Convertible Preferred Stock”).

(2) Based on 52,925,896 shares of Common Stock outstanding at March 29, 2007, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2006 filed with the Securities and Exchange Commission on April 2, 2007 plus the number of shares underlying the warrants and Series B Convertible Preferred Stock held by Riley Investment Partners Master Fund, L.P.

CUSIP No. 498326208	13D	Page 3

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Riley Investment Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 9,018,063(1)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 473,235(3)
EACH REPORTING	9	SOLE DISPOSITIVE POWER 9,018,063(1)
PERSON WITH	10	SHARED DISPOSITIVE POWER 473,235(3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,018,063(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [x]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.3%(2)
14	TYPE OF REPORTING PERSON* IA

———————

(1) Because Riley Investment Management LLC has sole investment and voting power over 9,018,063 shares of Common Stock beneficially owned by Riley Investment Partners Master Fund, L.P., Riley Investment Management LLC may be deemed to have beneficial ownership of these shares.

(2) Based on 52,925,896 shares of Common Stock outstanding at March 29, 2007, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2006 filed with the Securities and Exchange Commission on April 2, 2007 plus the number of shares underlying the warrants and Series B Convertible Preferred Stock held by Riley Investment Partners Master Fund, L.P.

(3) Riley Investment Management LLC has shared voting and dispositive power over 473,235 shares of Common Stock owned of by an investment advisory client of Riley Investment Management LLC.  However, Riley Investment Management LLC disclaims beneficial ownership of these shares.

CUSIP No. 498326208	13D	Page 4

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON B. Riley & Co. Retirement Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES	7	SOLE VOTING POWER 419,405(1)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING	9	SOLE DISPOSITIVE POWER 419,405(1)
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 419,405
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .8%(2)
14	TYPE OF REPORTING PERSON* EP

———————

(1) Includes warrants to purchase 60,976 shares of Common Stock and 260,309 shares of common stock underlying 250 shares of Series B Convertible Preferred Stock.

(2) Based on 52,925,896 shares of Common Stock outstanding at March 29, 2007, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2006 filed with the Securities and Exchange Commission on April 2, 2007 plus the number of shares underlying the warrants and Series B Convertible Preferred Stock held by B. Riley & Co. Retirement Trust.

CUSIP No. 498326208	13D	Page 5

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON B. Riley and Co. Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 210,652
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING	9	SOLE DISPOSITIVE POWER 210,652
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 210,652
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .4%(1)
14	TYPE OF REPORTING PERSON* BD

———————

(1) Based on 52,925,896 shares of Common Stock outstanding at March 29, 2007, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2006 filed with the Securities and Exchange Commission on April 2, 2007.

CUSIP No. 498326208	13D	Page 6

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Bryant R. Riley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES	7	SOLE VOTING POWER 9,718,120(1)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 473,235(2)
EACH REPORTING	9	SOLE DISPOSITIVE POWER 9,718,120(1)
PERSON WITH	10	SHARED DISPOSITIVE POWER 473,235(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,675,120(1),(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [x]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.4%(3)
14	TYPE OF REPORTING PERSON* IN

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(1) Because Riley Investment Management LLC has sole voting and investment power over Riley Investment Partners Master Fund, L.P.’s security holdings and Mr. Riley, in his role as the sole manager of Riley Investment Management LLC, controls their voting and investment decisions, Mr. Riley may be deemed to have beneficial ownership of the 9,018,063 shares beneficially owned by Riley Investment Partners Master Fund, L.P.  Includes 419,405 shares beneficially owned by B. Riley & Co. Retirement Trust.  Because Mr. Riley, in his role as Trustee of the B. Riley & Co. Retirement Trust, controls its voting and investment decisions, Mr. Riley may be deemed to have beneficial ownership of these shares.  Includes 210,652 shares of Common Stock owned by B. Riley and Co. Inc.  Because these securities are held in Mr. Riley’s proprietary account at B. Riley and Co. Inc., Mr. Riley may be deemed to have beneficial ownership of such securities.  Includes 70,000 shares owned by custodial accounts of Mr. Riley’s children.  Although Mr. Riley controls voting and investment decisions in his role as custodian for the children’s accounts, Mr. Riley disclaims beneficial ownership of these securities.

(2) Riley Investment Management LLC has shared voting and dispositive power over 473,235 shares of Common Stock owned by an investment advisory client of Riley Investment Management LLC.  Although Mr. Riley controls Riley Investment Management LLC’s voting and investment decisions for its investment advisory clients, Mr. Riley disclaims beneficial interest in these shares.

(3) Based on 52,925,896 shares of Common Stock outstanding at March 29, 2007, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2006 filed with the Securities and Exchange Commission on April 2, 2007 plus the number of shares underlying the warrants and Series B Convertible Preferred Stock held by B. Riley & Co. Retirement Trust and Riley Investment Partners Master Fund, L.P.

CUSIP No. 498326208	13D	Page 7

Item 5 as previously filed is hereby amended and restated as follows:

Item 5.

Interest in Securities of the Issuer

(a)

With respect to each Reporting Person, see the response set forth in Rows 11 and 13, including the footnotes thereto.

(b)

See Item 5(a) and, with respect to each Reporting Person, the responses to Rows 7 through 10 set forth for such Reporting Person on the cover pages hereto.

(c)

Riley Investment Partners Master Fund, L.P. and B. Riley & Co. Retirement Trust agreed to accept shares of Common Stock in lieu of a cash dividend for its Series B Preferred Stock for the three-month period ending March 31, 2007.  Accordingly, on April 2, 2007, 56,844 and 8,120 shares of Common Stock were issued to Riley Investment Partners Master Fund, L.P. and B. Riley & Co. Retirement Trust, respectively.

(d)

As the beneficial owner of 473,235 shares of the Issuer’s Common Stock, RIM’s advisory clients are entitled to any dividends or proceeds paid, not any of the Reporting Persons.

(e)

Not applicable.

CUSIP No. 498326208	13D	Page 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 5, 2007

Riley Investment Partners Master Fund, L.P By: Riley Investment Management LLC, its General Partner By: s/ Bryant Riley Bryant Riley, Managing Member
Riley Investment Partners Management LLC By: s/ Bryant Riley Bryant Riley, Managing Member
B. Riley & Co. Retirement Trust By: s/ Bryant Riley Bryant Riley, Trustee
B. Riley and Co. Inc. By: s/ Bryant Riley Bryant Riley, Chairman
/s/ Bryant Riley Bryant Riley